Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES HIGH GRADE GOLD-SILVER MINERAL RESOURCE ESTIMATE FOR VETA MINITAS DEPOSIT

Increases High Grade Mineral Resource at Monterde by More than 10%

December 1, 2009

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE AMEX:KBX, TSX:KBR) is pleased to announce a new, upgraded mineral resource estimate for the Veta Minitas Deposit, located 250 metres south-west of the Carmen Deposit, at its 100% owned Monterde project, located in Mexico’s Sierra Madre mining district.  This estimate is in addition to the Carmen mineral resource estimate reported on November 18, 2009.  The Veta Minitas mineral resource estimate defines a high grade gold-silver mineral resource, which lies within an overall larger, lower grade mineral resource. This new mineral resource estimate is based on 64 drill holes and 17 metallurgical tests, and has been created after a thorough geological review. The base case high grade mineral resource estimate for Veta Minitas, along with the previously announced results for Carmen, is tabulated below, while additional details follow later in this release.

Base Case High Grade Mineral Resource Estimate for the Carmen and Veta Minitas Deposits

(At a 3.0g/t Recoverable Gold Equivalent Cut-off)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated -Carmen	3,660	4.19	165.2	492,900	19,440,700
Indicated - Veta Minitas	34	4.80	303.2	5,200	331,500
Total Indicated	3,694	4.19	166.5	498,100	19,772,200
Inferred - Carmen	1,921	4.40	94.6	271,800	5,845,000
Inferred - Veta Minitas	689	4.69	182.8	103,900	4,050,000
Total Inferred	2,610	4.48	117.9	375,700	9,895,000

This mineral resource estimates for the Carmen and Veta Minitas deposits include a high grade mineral resource considered to be potentially amenable to underground mining, and which is surrounded by a lower grade mineral resource halo, some of which may be amenable to open pit mining.

“We are pleased with this new mineral resource estimate for the Veta Minitas deposit, which is a valuable addition of high grade gold-silver mineral resources to the recently revised mineral resource estimate for the Carmen Deposit,” said Gordon Cummings, President & CEO of Kimber. “Since Veta Minitas is only 250 metres from the Carmen Deposit, the review of economics of the Carmen Deposit, based on this high grade gold-silver mineral resource, will also include a review of the Veta Minitas Deposit.”

The base case total resource estimate, inclusive of the high grade estimate, is shown in the table below.

Base Case Total Mineral Resource Estimate (inclusive of High Grade) for the Carmen and Veta Minitas Deposits

(At a 0.3g/t Recoverable Gold Equivalent Cut-off)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated - Carmen	19,500	1.12	59.0	699,700	36,978,700
Indicated - Veta Minitas	510	0.68	36.0	11,100	591,000
Total Indicated	20,010	1.10	58.4	710,800	37,569,700
Inferred - Carmen	10,800	1.09	32.0	381,600	11,155,400
Inferred - Veta Minitas	2,700	1.37	70.9	119,200	6,153,000
Total Inferred	13,500	1.15	39.9	500,800	17,308,400

Mineral Resource Estimation Process

The new mineral resource estimate for the Veta Minitas Deposit at Monterde was prepared by Mr. Gary Giroux P.Eng. a senior associate of Micon International and the results are effective at November 30, 2009.  This mineral resource estimate was prepared using a three dimensional block model and ordinary kriging of 6 x 6 x 6 metre blocks while the inverse distance squared method was used for comparative purposes. The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Mare, P.Geo.  Mr. Petrus (Marius) Mare, P.Geo. is the Vice-President Exploration, and the designated Qualified Person (“QP”) for the Monterde project under National Instrument 43-101. The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels P.Geo. of PEG Mining Consultants Inc. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans P.Eng., President of Micon International. Interpolated results are reported in indicated and inferred categories and were based on continuity of the mineralization and sample density.

This new mineral resource estimate for Veta Minitas includes a high grade mineral resource considered to be potentially amenable to underground mining, and which is surrounded by a lower grade mineral resource halo, some of which may be amenable to open pit mining.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

The high grade mineral resource estimates at various cutoff grades are shown below, with the base case bolded:

High Grade Mineral Resource Estimate for Veta Minitas Deposit - Indicated (At Various Cut-off Grades)

Cutoff Grade (Recoverable AuEq* g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq* (g/t)	Gold (ozs)	Silver (ozs)
1.50	43	4.00	292.74	5.53	5,500	404,700
2.00	42	4.08	294.12	5.62	5,500	397,200
2.50	39	4.38	298.51	5.94	5,500	374,300
3.00	34	4.80	303.22	6.37	5,200	331,500
3.50	27	5.63	307.98	7.20	4,900	267,400
4.00	25	5.89	311.39	7.47	4,700	250,300

High Grade Mineral Resource Estimate for Veta Minitas Deposit - Inferred

(At Various Cut-off Grades)

Cutoff Grade (Recoverable AuEq* g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq* (g/t)	Gold (ozs)	Silver (ozs)
1.50	800	4.14	184.82	5.04	106,400	4,753,900
2.00	761	4.39	186.40	5.29	107,400	4,560,600
2.50	747	4.45	186.35	5.35	106,800	4,475,500
3.00	689	4.69	182.83	5.56	103,900	4,050,000
3.50	546	5.41	168.48	6.17	94,900	2,957,700
4.00	466	5.90	158.87	6.60	88,500	2,380,200

* Note 1:  Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12 / 750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Total Mineral Resource, Inclusive of High Grade, for Veta Minitas Deposit

A second set of mineral resource tables are provided below to show the grades and tonnages for the entire Veta Minitas deposit, inclusive of high grade mineral resource estimates detailed above. These tables reflect the block grades that might be considered in a large scale open pit operation.

The total mineral resource estimate, inclusive of the high grade mineral resource, at various cutoff grades is tabulated below, with the base case bolded.

Total Mineral Resource Estimate (inclusive of High Grade) for Veta Minitas Deposit - Indicated

(At Various Cut-off Grades)

Cutoff Grade (Recoverable AuEq* g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq* (g/t)	Gold (ozs)	Silver (ozs)
0.10	3,400	0.24	14.10	0.25	26,700	1,541,000
0.20	880	0.49	29.32	0.58	13,700	829,600
0.30	510	0.68	36.04	0.82	11,100	591,000
0.40	240	1.06	67.70	1.37	8,100	522,400
0.50	130	1.52	112.86	2.08	6,300	471,700
0.60	100	1.81	141.16	2.54	5,800	453,800
0.70	90	1.99	161.98	2.84	5,800	468,700
0.80	85	2.07	168.70	2.95	5,700	461,000
0.90	81	2.15	172.92	3.05	5,600	450,300
1.00	78	2.21	175.81	3.13	5,500	440,900

* Note 1:  Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12 / 750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Total Mineral Resource Estimate (inclusive of High Grade) for Veta Minitas Deposit - Inferred

(At Various Cut-off Grades)

Cutoff Grade (Recoverable AuEq* g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq* (g/t)	Gold (ozs)	Silver (ozs)
0.10	5,700	0.71	46.33	0.89	130,100	8,491,300
0.20	3,300	1.14	63.63	1.41	121,000	6,750,700
0.30	2,700	1.37	70.88	1.69	119,200	6,153,000
0.40	2,400	1.51	74.86	1.85	116,400	5,776,500
0.50	2,300	1.58	77.28	1.94	116,500	5,714,500
0.60	2,200	1.64	79.50	2.01	115,600	5,623,000
0.70	2,000	1.70	81.58	2.08	109,200	5,245,900
0.80	1,900	1.76	83.30	2.15	107,600	5,088,300
0.90	1,800	1.83	84.76	2.22	105,600	4,905,000
1.00	1,700	1.90	86.12	2.30	103,700	4,707,100

* Note 1:  Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12 / 750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Metallurgical Recoveries for Gold & Silver in Veta Minitas Deposit

Micon International, under the supervision of Richard Gowans, P. Eng. Qualified Person, has approved the application of gold and silver metallurgical recovery models for the Veta Minitas deposit.

Based on the analysis of 17 individual metallurgical recovery characterization tests conducted across the Veta Minitas deposit, at a cut off of 3.0 g/t recoverable gold equivalent, average modelled gold recoveries for Veta Minitas were 96% for indicated mineral resources and inferred mineral resources while the average modelled silver recovery was 37% for indicated mineral resources and for inferred mineral resources.

Other Mineral Resource Estimates

The mineral resource estimate for Carotare is expected to be released in January 2010. Carotare is the third gold-silver deposit that with the Carmen and Veta Minitas deposits, comprise the Monterde Project.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current mineral resources. The Company is now commencing a formal review of potential economics at the Carmen and Veta Minitas deposits. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings, CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The mineral resource estimate for the Carmen and Veta Minitas Deposits at Monterde was prepared by Mr. Gary Giroux P.Eng., a senior associate of Micon International, and the results for Veta Minitas are effective at November 30, 2009.  The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Mare, P.Geo.   Mr. Petrus (Marius) Mare, P.Geo. is the Vice-President Exploration, and the designated Qualified Person (“QP”) for the Monterde project under National Instrument 43-101. Models of the geology and mineralization of gold and silver at Carmen were reviewed and approved by Mr. Terrence Hennessey P.Geo. of Micon International. The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels P.Geo. of PEG Mining Consultants Inc. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans P.Eng., President of Micon International.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company.  The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project, being responsible for quality assurance and quality control (“QA/QC”), and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack and standards inserted after sample preparation in respect of the Monterde Project samples.  Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.